Exhibit 99.1

Stadium Capital Management Issues Letter to Sleep Number’s Board of Directors Regarding the Urgent Need for Shareholder-Driven Change

Asserts the Board has Presided Over Abysmal Shareholder Returns, Egregious Capital Allocation, Poor Corporate Governance Practices and Questionable Compensation Decisions

Believes the Board’s Ineffective Oversight has Enabled Management to Escape Accountability and Let Costs Run Out-of-Control in Pursuit of Flawed “Wellness Technology” Strategy

Expresses Disappointment with the Board’s Rejection of a Good Faith Offer to Collaborate on Director Refreshment

Urges the Board to Meet with Stadium Capital to Understand Shareholders’ Concerns and Chart a Better Path Forward

NEW CANAAN, Conn.--(BUSINESS WIRE)—Stadium Capital Management, LLC today sent the below letter to Sleep Number Corporation’s (Nasdaq: SNBR) Board of Directors.

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September 13, 2023

Board of Directors

Sleep Number Corporation

1001 Third Avenue South

Minneapolis, Minnesota 55404

Members of the Board of Directors,

Stadium Capital Management, LLC (collectively with its affiliates, “Stadium Capital” or “we”) is the beneficial owner of approximately 9% of the outstanding common shares of Sleep Number Corporation (“Sleep Number” or the “Company”), making us a top five shareholder of the Company. We are not typically activist investors and strongly prefer to collaborate privately with those who lead our portfolio companies. Our investment in Sleep Number was made following several years of diligence into the Company, its customer base and store fleet, and relevant operating markets. Given our alignment with fellow shareholders and years of in-depth analysis, we believe Stadium Capital is ideally positioned to (i.) diagnose the issues adversely affected by the business, (ii.) provide value-enhancing ideas and (iii.) support the Board of Directors (the “Board”) as it oversees management’s strategic decisions, forecasting and operational execution.

To be clear, we believe Sleep Number is a tremendous brand with a compelling, differentiated product set and an attractive business model. Unfortunately, these positive attributes have been obscured by poor execution and ineffective corporate governance from our view. We believe the Board has failed to oversee accretive capital allocation, effective forecasting and a culture of strong accountability for management. Meanwhile, Sleep Number executives and directors have received tens of millions of dollars in dilutive compensation over the past decade. All of this has resulted in Sleep Number producing unacceptable negative total shareholder returns (“TSR”) over the past 10+ years.

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In our view, shareholder-driven change in the boardroom is necessary to address Sleep Number’s abysmal TSR, suspect governance and questionable transformation strategy. As a starting point, we believe Sleep Number needs targeted changes to the composition of its Board to ensure the Company’s positive attributes translate into enhanced future shareholder returns. The Board, as presently constituted, includes long-tenured members who have been part of questionable decisions and would likely not fare well in a contested election next year. Given the urgent problems at Sleep Number, we are disappointed in the Board’s tone-deaf response to our proposal to add one Stadium Capital representative to the Board and appoint two additional independent directors. Instead, by suggesting we align on a “mutual director,” you offered that the same entrenched group runs the same process used in past years to pick a single new director, who would specifically not be a shareholder. In return for minimal participation in this process, we were nevertheless asked to give up our voice and our valuable voting rights by agreeing to a “customary standstill.” Prior Board-led “refreshes” have clearly not produced acceptable returns; as such, we have no reason to expect that this time will be any different. Furthermore, the Board’s characterization that a Stadium Capital representative would only represent Stadium Capital’s interests, not the interests of all shareholders, is preposterous coming from a Board that has:

1.	Failed to follow basic corporate governance best practices, such as maintaining a de-classified Board or separating the roles of Chairman and CEO;
2.	Enriched itself at the expense of shareholders by taking dilutive compensation during a period of massive value destruction;
3.	Members who have been net sellers of Sleep Number stock and collectively own a fraction of the stock that Stadium Capital owns, and;

4.	Determined that spending investor resources on defense advisors is preferred to adding a shareholder representative and independent directors to the Board.

An Overview of Sleep Number’s Unacceptably Poor TSR

The table below shows Sleep Number’s TSR on an absolute basis as well as compared to its close peer, Tempur Sealy International, Inc. (“Tempur Sealy”), and relevant market indices. Notably, Sleep Number has produced negative TSR and dramatically underperformed across every relevant time horizon.

	Total Shareholder Return (as of 8/24/2023)
					Ibach
	1-Year	3-Year	5-Year	10-Year	Tenure
Sleep Number	-50%	-54%	-34%	-7%	-17%

Tempur Sealy	63%	105%	211%	366%	315%

Out (under) performance	-113%	-159%	-245%	-374%	-332%

S&P 500	7%	34%	66%	218%	325%
Russell 2000	-3%	22%	14%	104%	192%

Out (under) performance
S&P 500	-58%	-88%	-100%	-225%	-343%
Russell 2000	-47%	-76%	-48%	-111%	-209%
Note: CEO Shelly Ibach's tenure began June 1, 2012.
Source: S&P Capital IQ; TSR runs through the day before Stadium Capital filed its initial Schedule 13D.

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While we acknowledge that mattress industry unit volumes have fallen recently, this is not a compelling excuse for such poor long-term performance. Sleep Number does not have a revenue problem. In fact, its anemic returns have occurred during a period in which it has more than doubled its revenue, increased its store count by 50% and likely maintained or grown its share of overall mattress industry retail sales.

Sleep Number’s Glaring Issues Are Fixable

If a refreshed Board embraces new perspectives and pursues stronger oversight, we believe it can understand and remedy the issues identified herein.

Questionable Strategy

In recent years, the Company has shifted its strategy in an attempt to become a “purpose-driven, sleep tech wellness company that is poised to lead in the emerging connected sleep health space.”1 This transition occurred as Sleep Number essentially doubled its annual R&D budget to approximately $60 million since 2019, purportedly to support “Sleep Number’s continued prioritization in its long-term life-changing sleep innovation initiatives.”2 Further, Sleep Number’s Technology/Corporate/Management headcount increased by 70% from early 2020 to early 2023, despite mattress unit deliveries planned for the upcoming year remaining flat to 2020.3

To contextualize how significant its R&D spend has become, Sleep Number spends 2x on R&D relative to Tempur Sealy even though Tempur Sealy generates, by our estimates, roughly 4x the retail sales of Sleep Number. Yet, based on our research, if Sleep Number spent proportionally the same amount on R&D as Tempur Sealy does, Sleep Number’s 2023 expected EPS would double.

We are skeptical that management’s efforts to increase R&D focused on generating non-mattress revenue streams will be a success. We would hope that the Company is aware that many fitness wearables companies have spent multiples of what Sleep Number spends on R&D, yet to our knowledge, none has produced a durable, attractive business model around whatever subscription revenues are generated. Why should Sleep Number expect to produce a different result? The Company has not demonstrated that its sleep-tracking technologies are substantially differentiated from other sleep-tracking technologies. Its trading multiple is languishing near a decade low despite R&D at an all-time high percentage of EBITDA and industry unit volumes near record per-capita lows.

To be clear, we are not opposed to increasing R&D investment; to the contrary, we understand that sacrificing profit today for more durable cash flows tomorrow is a compelling way to build long-term shareholder value and, in our view, too few public companies adopt this mentality. Our concern with Sleep Number is that management has drastically increased R&D as the Company’s valuation multiple has declined, suggesting that investors have concluded that foregone profits today will NOT produce greater profits in the future. In light of the fact that management has continually failed to deliver on its long-term targets without being held to account, and the Board’s stewardship of capital proved so poor in its decisions around the previous buyback program, it is no surprise that investors have lost confidence in the Board’s ability to set the R&D budget appropriately. It is this dynamic that we believe is destroying shareholder value.

Capital Allocation Missteps

Nearly all of Sleep Number’s cash balances and cash generated since 2012, plus cash generated from leveraging the balance sheet, have been deployed into share repurchases. In fact, Sleep Number’s share count has declined by approximately 60%, since June 30, 2012.

1 March 14, 2022 press release: Sleep Number Announces Board Leadership Changes.

2 Source: Sleep Number Form 10K for the 2022 fiscal year.

3 Source: Sleep Number Form 10Ks for the 2019 and 2022 fiscal years and Sleep Number annual guidance.

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While share repurchases can be an effective tool for creating long-term shareholder value, the context around buybacks is important. Buybacks only create real value when the issuer forms a sober view of its long-term prospects, uses that outlook to estimate the long-term return of buying back stock and appropriately compares that return to both the issuer’s cost of capital and alternative investment options. By contrast, buyback programs that do not have a long-term shareholder return framework, are premised on unrealistic views of long-term prospects, or are followed by poor execution of a reasonable business plan can be disastrous for shareholders. Unfortunately, the latter case applies to Sleep Number.

Sleep Number’s buyback approach in 2020 and 2021 was catastrophically flawed and has substantially weakened the Company’s financial position. As context, on August 24, 2023, the day before we filed our initial Schedule 13D, Sleep Number closed trading at $21.48 per share. Yet, the Board authorized more than $630 million of share repurchases at an average price of approximately $90.00 between Q4 2020 and Q1 2022, including spending almost $150 million at average prices above $140.00 in March of 2021 alone. The question is, how could this have happened?

As with most durable goods companies related to the home, Sleep Number saw a substantial increase in demand for its products in 2020 and early 2021, and a corresponding spike in revenue and EBITDA. Instead of acknowledging the risk that much of this could have been pandemic-related pull-forward demand that would eventually unwind (as Tempur Sealy regularly did on earnings calls), management and the Board appear to have convinced themselves that the Company was “different,” attributing the revenue increase not to the pandemic but to Sleep Number’s new positioning as a “wellness technology” business. We believe that this remarkable lack of self-awareness caused leadership to project sustained growth off of already significantly inflated revenue and EBITDA figures.

The net result was that the Company leveraged the balance sheet to repurchase stock at prices so high that earning an acceptable return would require exceeding the unrealistic long-term goals that presumably justified the buyback program and that were explicitly communicated to shareholders in early 2022. We believe that given management’s persistently poor track record of achieving its own long-term objectives (as detailed below), the buyback program was another significant and miscalculated risk for the Company to take. This decision has now put the business in an unnecessarily precarious financial position, as evidenced by the fact that Sleep Number has had to seek covenant waivers from its lenders.

We believe that a Board with a more informed and objective view of the broader markets and macro landscape would have understood that the overall mattress industry was experiencing an unsustainable boost – similar to countless consumer businesses during and right after the pandemic. A more thoughtful approach to such an enormous share repurchase program would have been to apply a risk-management overlay through some combination of reducing the size of the repurchases, having better price discipline and/or hedging the term and interest rate risk of the Company’s debt. The Board seems to have done none of these things, and shareholders are now paying the price.

What makes these poor decisions more damning is that even with Sleep Number’s Board lacking the requisite situational awareness we describe above, the Company’s own history should have provided the caution signs. In 2006-2007, as Sleep Number’s growth accelerated concurrent with the housing boom, the Board also authorized leveraged share repurchases that ultimately put the Company in a precarious position. We would point out that Sleep Number’s current Board includes two directors and a paid advisor who approved those decisions, yet for reasons that defy explanation, the Board failed to draw on that history and take a more cautious approach to capital allocation in 2020 and 2021.

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Poor Execution and Financial Planning

Sleep Number has lowered its guidance nearly every quarter over the past 18 months. In our view, these recent struggles are part of a longer-running pattern. Sleep Number missed its 2015 targets management laid out in 2013, missed its 2019 targets laid out in 2015 and management’s current plans are far below the long-range targets the Company put out in early 2022. In fact, the Company missed its stated 2022 profitability objectives by 50%.4 These shortfalls cannot be explained away by the recent industry conditions; as mentioned, they are part of a clear and long-running pattern. The blame largely falls on management as a result of its poor financial planning and weak execution against its operating goals. But blame must also be placed on the Board for failing to hold management accountable for these clear performance issues.

In fact, despite management’s consistent pattern of missing its targets, the Board has nevertheless elected to pay Chief Executive Officer Shelly Ibach more than $50 million during her tenure, while shareholders have suffered negative TSR.5 Furthermore, to make matters worse, certain current Directors were, remarkably, net sellers into the ill-conceived 2020-2022 buyback program, cashing out over $3 million during periods when Sleep Number was actively repurchasing stock. In addition, executive accountability was further weakened when the Board combined the Chairman and Chief Executive Officer roles.

In Conclusion: Stadium Capital Can Help Sleep Number Adopt a Shareholder Value Creation Mentality and Establish a Culture of Accountability

We are strong believers in the Sleep Number brand, but we also believe that the Company is materially undervalued and underperforming relative to its potential. We have grave concerns that deficiencies in the boardroom are an impediment to realizing the true value of Sleep Number’s brand and business model. Rather than debate the facts and work at cross purposes, we urge you to collaborate with us on a Board refresh that includes a Stadium Capital representative and other new directors with relevant expertise.

As a next step, we request that the independent members of the Board meet with us this month. We wish to share our perspectives and demonstrate the depth of work we have conducted on the business. We are confident that if you meaningfully engage with us, you will realize that we can add substantial value for all Sleep Number shareholders.

Thoughtful and genuinely collaborative Board changes can help Sleep Number begin to regain some semblance of shareholder trust, even as it maintains an outdated classified Board structure and other unfriendly governance policies.

Sincerely,

The Investment Committee of Stadium Capital Management GP, LP

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Contacts

Longacre Square Partners

Greg Marose / Aaron Rabinovich, 646-386-0091

gmarose@longacresquare.com / arabinovich@longacresquare.com

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4 Sources: Investor Presentations from January 2013, November 2015, March 2022 and July 2023.

5 Defined as cash compensation, benefits and the estimated value of options and RSUs granted during Ibach’s tenure as CEO that have either been sold or currently are owned by Ibach.

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